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July 29, 2011

Ms. Alison White
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4644

Re:  Variable Annuity Account                     SENT VIA EMAIL: whitea@sec.gov
     Minnesota Life Insurance Company
     Registration Statement on Form N-4

     File Nos. 333-91784 (811-4294) MOA Advisor ("Advisor);
               333-140230 (811-4294) MOA Extra ("Extra");
               333-111067 (811-4294) Waddell & Reed Annuity ("Waddell & Reed")

Dear Ms. White:

This letter responds to the Securities and Exchange Commission ("SEC") Staff comments received by Minnesota Life Insurance Company (the "Company") in a telephone conversation on July 20, 2011. Each of the SEC Staff's comments is set forth below, followed by the Company's response. The responses apply to all of the registration statements referenced above, except as otherwise indicated.

In addition, the Company has also provided a marked copy of each of the registration statements. The revisions will be incorporated into the above-referenced registration statements via post-effective amendment once the Company receives Staff approval to do so.

1. PLEASE CONFIRM THE OVATION RIDERS ARE AVAILABLE FOR CURRENT AND FUTURE PURCHASERS.

     RESPONSE:

     The Company confirms that the Ovation riders are available for current and future purchasers of Advisor and Waddell & Reed contracts. The Ovation riders are only available for future purchasers of Extra contracts, and are not available for current purchasers of Extra contracts.

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2.   AS THE PROSPECTUS IS LENGTHY AND CONTAINS OPTIONAL BENEFITS THAT ARE NO
     LONGER OFFERED, PLEASE CONSIDER FILING A FRESH REGISTRATION STATEMENT FOR SALES TO NEW CONTRACT OWNERS.

     RESPONSE:

     The Company has considered the Staff's request to file new registration statements, and the Company respectfully declines to file new registration statements at this time.

3. A GOOD DEAL OF ACTIVITY OCCURS AT CONTRACT ANNIVERSARY, SUCH AS RESET, ENHANCEMENT, GUARANTEE, AND GAI CALCULATION. PLEASE CLARIFY THE ORDER IN WHICH THESE EVENTS TAKE PLACE. FOR EXAMPLE, DOES A RESET COME BEFORE OR AFTER THE ENHANCEMENT.

     RESPONSE:

     On each contract anniversary, the benefit base is first evaluated for a potential reset. Then, for the first 10 years following the rider effective date, provided there have been no withdrawals, the enhancement will be calculated. If the enhancement value is higher, it will become the new benefit base. If there have been no withdrawals, there is a potential one-time adjustment to the 200% benefit base guarantee at the anniversary corresponding to the later of 10 years or following the 70th birthday of the oldest owner. If applicable, this adjustment will occur after the reset and enhancement. The GAI will be recalculated after all of the applicable benefit base adjustments have been applied.

4. PLEASE CONFIRM SUPPLEMENTALLY OUR UNDERSTANDING OF THIS RIDER: A CONTRACT OWNER CAN MAKE A $100,000 PURCHASE PAYMENT AT AGE 69, THEN AT AGE 70, THE BENEFIT BASE COULD BE $200,000 INCREASING BY 6% PER YEAR UNTIL THE EARLIER OF 10 YEARS OR A WITHDRAWAL.

     RESPONSE:

     To clarify the Staff's understanding of the Ovation riders, and using the Staff's example, the benefit base could only be $200,000 at age 70 if (i) the owner made additional purchase payments, which increased the contract value over the next twelve months to $200,000; or (ii) the contract value increased from $100,000 to $200,000 because of investment gains over the twelve month period; or (iii) a combination of purchase payments and investment gains, but the benefit base would not be $200,000 as a result of the 200% benefit base guarantee.

     The 200% benefit base guarantee is only applicable at the later of the 10th contract anniversary following the rider effective date, or the contract anniversary following the 70th birthday of the oldest owner, and only if no withdrawals have been taken from the contract. If the $100,000 purchase payment made at age 69 is the initial purchase payment, then the 200% benefit base guarantee does not apply until the 10th contract anniversary following the rider effective date, and only if no withdrawals have been taken prior to the 10th contract anniversary.


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     A description of how the 200% benefit base guarantee is calculated is located on pages 8 and 15 of each of the Advisor and Waddell & Reed supplements, and pages 7 and 15 of the Extra supplement. An example of how the 200% benefit base guarantee is calculated is included as Example #8 of Appendix K in each of the supplements.

5. ON PAGE ONE OF ADVISOR, WHERE YOU DISCLOSE THE DIFFERENCE BETWEEN OVATION AND ENCORE, PLEASE EXPAND THE DISCLOSURE TO DESCRIBE THE DIFFERENCE BETWEEN THE GMIB RIDER TO THE OTHER TWO RIDERS AND WHY SOMEONE WOULD BUY ONE OVER THE OTHER.

     RESPONSE:

     In response to the Staff's comments, the following has been added to each supplement as a third paragraph to the section entitled "Ovation Lifetime Income - Single (Ovation - Single)":

          This rider also differs, in part, from the GMIB rider in that the Ovation-Single rider provides for guaranteed lifetime withdrawals from the contract, while the GMIB rider provides for guaranteed lifetime income through fixed annuity payments. The GMIB rider is an annuitization benefit, not a withdrawal benefit like Ovation-Single. Lifetime withdrawal benefits allow you to retain more flexibility in the underlying contract, such as the ability to make additional purchase payments and to adjust the amount and frequency of withdrawals. Annuitization does not provide as much flexibility, but may provide a larger amount of income, depending on the option elected. If you intend to take regular withdrawals from your contract, which do not exceed the GAI, then the Ovation-Single rider may be more appropriate for you than the GMIB rider. Your choice of a rider is based on your particular circumstances, so you should consult with your financial advisor.

     In addition, the following has been added to each supplement as a third paragraph to the section entitled "Ovation Lifetime Income - Joint (Ovation
     - Joint)":

          This rider also differs, in part, from the GMIB rider in that the Ovation-Joint rider provides for guaranteed lifetime withdrawals from the contract, while the GMIB rider provides for guaranteed lifetime income through fixed annuity payments. The GMIB rider is an annuitization benefit, not a withdrawal benefit like Ovation-Joint. Lifetime withdrawal benefits allow you to retain more flexibility in the underlying contract, such as the ability to make additional purchase payments and to adjust the amount and frequency of withdrawals. Annuitization does not provide as much flexibility, but may provide a larger amount of income, depending on the option elected. If you intend to take regular withdrawals from your contract, which do not exceed the GAI, then the Ovation-Joint rider may be more appropriate for you than the GMIB rider. Your choice of a rider is based on your particular circumstances, so you should consult with your financial advisor.


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6.   IN THE CONTRACT OWNER EXPENSE EXAMPLE ON PAGE THREE OF ADVISOR IT LOOKS
     LIKE IT IS USING THE CURRENT FEE FOR OVATION RATHER THAN THE MAXIMUM FEE. PLEASE RECALCULATE WITH THE MAXIMUM OR EXPLAIN SUPPLEMENTALLY HOW THE CALCULATIONS WERE DONE.

     RESPONSE:

     The first year expenses were calculated using the current fee of 1.65% for Ovation-Joint, and the subsequent years were calculated using the maximum possible fee of 2.50% for Ovation-Joint. The maximum fee was used at the first possible point where the fee could increase (i.e., the annual reset). To clarify the calculations in the prospectuses, the following replaces the paragraph immediately following the contract owner expense table in each of the supplements:

          Note: In the above example, the charge for Ovation-Joint is based on the current initial annual fee rate of 1.65% during the first year and on the maximum annual fee rate of 2.50% for remaining years. The Ovation-Joint option has a reset annually that could increase the rider charge. If the rider charge does not increase, then your expenses would be less than those shown.

7. THIS COMMENT ONLY APPLIES TO EXTRA. ON PAGE FOUR IN THE SUBSECTION ENTITLED "CREDIT ENHANCEMENT AND RECAPTURE," THE LAST SENTENCE INDICATES THAT THE APPLICABLE OPTIONAL BENEFIT APPENDIX WILL SHOW HOW THE CREDIT ENHANCEMENT MAY OR MAY NOT BE INCLUDED IN THE PARTICULAR OPTIONAL BENEFIT. PLEASE CONFIRM THAT THE CREDIT ENHANCEMENT DOES NOT AFFECT THE CALCULATION OF THE OVATION RIDER. IF IT DOES, ADD IT AS AN EXAMPLE.

     RESPONSE:

     The Company confirms that the credit enhancement does not have a direct impact on the calculations of the Ovation riders, except to the extent the benefit base is reset to the contract value. The initial benefit base for the Ovation riders is equal to the initial purchase payment, and the credit enhancement is not a purchase payment. As a result, the credit enhancement does not affect the initial benefit base calculation. The credit enhancement is, however, included in contract value, so the credit enhancement indirectly impacts the calculation of the benefit base reset because the benefit base reset looks at contract value.

     The examples in Appendix K of the supplement show the credit enhancement as part of the contract value. In addition, the fourth to the last paragraph of the subsection entitled "Credit Enhancement and Recapture" in the prospectus provides additional detail on how the credit enhancement affects optional benefits.


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8.   WITH RESPECT TO THE CONTRACT VALUE ALLOCATION PLAN, PLEASE CLARIFY WHETHER
     THE RIGHT TO CHANGE OR REMOVE ALLOCATION PLANS IS PROSPECTIVE OR APPLIES TO CURRENT CONTRACT OWNERS.

     RESPONSE:

     The Company confirms that the right to change or remove allocation plans is prospective and will only apply to current contract owners to the extent they make additional purchase payments or make transfers.

9. WITH RESPECT TO THE CONTRACT VALUE ALLOCATION PLAN, PLEASE DISCLOSE THAT THE PURPOSE OF THE INVESTMENT RESTRICTION IS TO REDUCE THE VOLATILITY IN INVESTMENT PERFORMANCE AND THAT SUCH REDUCED VOLATILITY MAY REDUCE THE RETURN ON INVESTMENTS. IN ADDITION, PLEASE DISCLOSE THAT THE INVESTMENT RESTRICTION MAY LESSEN THE LIKELIHOOD THAT MINNESOTA LIFE MIGHT HAVE TO MAKE PAYMENTS UNDER THE OPTIONAL RIDERS.

     RESPONSE:

     In response to the Staff's comments, the following has been added to each supplement at the end of the fifth paragraph in the Contract Value Allocation Plan section of both the Ovation-Single and Ovation-Joint descriptions:

          The purpose of the investment restriction is to reduce the volatility in investment performance and such reduced volatility may reduce the return on investments. As a result, the investment restriction may lessen the likelihood that you will receive benefits under the optional rider that are in excess of your contract value.

10. IN ITEM 32 UNDERTAKINGS, YOU NEED A REPRESENTATION TO THE REASONABLENESS OF THE CONTRACT FEES. THE EXACT WORDING CAN BE FOUND IN THE GENERIC COMMENT LETTER DATED NOVEMBER 7, 1996.

     RESPONSE:

     In response to the Staff's comment, the following has been added to Item 32 of each of the registration statements:

          (d) Minnesota Life Insurance Company hereby represents that, as to the variable annuity contract which is the subject of this Registration Statement, the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Minnesota Life Insurance Company.


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Please direct additional questions or comments to the undersigned at (651)
665-4145.

Very truly yours,


/s/ Daniel P. Preiner
-----------------------------
Daniel P. Preiner
Associate Counsel


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